

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 2, 2017

Ardell Mees
Chief Executive Officer
ADM Endeavors, Inc.
2021 N. 3rd Str.
Bismarck, ND 58501

> **Re:** **ADM Endeavors, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 14, 2017**
> **File No. 333-220452**

Dear Mr. Mees:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you were delinquent filing your periodic reports beginning with your report for the quarter ended March 31, 2015. The failure to file a required SEC report on time constitutes a violation of Section 13(a) of the Exchange Act and may result in revocation of your registration under the Exchange Act. Please include appropriate risk factor disclosure regarding your inability to file timely reports and the risk you face by not adhering to required SEC reporting requirements.

2. You have an outstanding registration statement, on Form S-1 (333-201351), that registers some of the same securities you are registering in this filing. If you intend to use a combined prospectus under Securities Act Rule 429 for both filings, please update this filing accordingly. Please refer to Securities Act Rule 429.

Common Stock and Preferred Stock Outstanding and Related Stockholder Matters, page 5

3. We note your disclosure that "[a]s of the date hereof" 127,607,169 shares of common stock were issued and outstanding. We also note, here and throughout the filing, that 128,182,497 shares of common stock were issued and outstanding as of August 23, 2017. Please revise accordingly.

Recent Sales of Unregistered Securities, page 55

4. We note your disclosure on page 15 that you issued 2,250,000 shares to Calving Mees on May 30, 2017. We also note that previously reported sales of unregistered securities were not included in your disclosure. Please revise to include all unregistered sales of securities within the past three years, including any shares issued as compensation in lieu of salary or for services rendered. Please refer to Item 701 of Regulation S-K. In addition, please revise the list of selling security holders on page 16 accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Chase Chandler, Esq.